UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Press release

07.30.2014

Results January–June 2014

BBVA’s profit from ongoing operations rises 11.7%

☐	Earnings: Net attributable profit stood at €1.33 billion in the first half (-53.9% year-over-year due to the absence of corporate operations). Net income from ongoing operations increased 11.7%

☐	Risks: The BBVA Group’s NPA ratio fell to 6.4% and the coverage ratio rose to 62%, mainly thanks to improved risk indicators in Spain. Net entries to NPAs -excluding the real estate activity- fell 75.5% year-over-year in the second quarter. In Spain, net entries to NPAs were negative in the second quarter

☐	Solvency: The core capital ratio stood at 11.6% at the end of June, well above the minimum requirements

BBVA earned €1.33 billion in the first half of 2014, 53.9% less than in the year-earlier period, due to the absence of corporate operations. Without including such operations, net income from ongoing operations rose 11.7% to €1.54 billion. For the second quarter in a row, the Group’s NPA ratio fell. Net entries to NPAs from the banking business in Spain were negative in the second quarter.

“The strength of recurring revenue, costs control and lower provisioning have driven operating profit,” BBVA President and COO Ángel Cano said.

In the first half of the year, the bank’s revenue generation accelerated, reaching high levels. Without taking FX fluctuations into account, net interest income rose 10.3% to €7.04 billion in the first six months, compared to the same period a year earlier. Between January and June, gross income totaled €10.37 billion, up 6% from the first half of 2013, at constant exchange rates.

The cost-containment effort was evident in the evolution of the operating costs, which dropped 5.4% in the second quarter year-over-year, and 5.3% in the first six months of 2014, at current exchange rates (+3.1% and +3.6%, respectively, at constant exchange rates). BBVA managed expenses according to the region and the needs of the franchises. In developed countries, it kept costs down and in emerging markets it supported expansion plans, especially in Mexico and South America’s Andean region. The fact that earnings grew faster than expenses generated operating income of €5.09 billion in the first half, 8.7% more than at the end of the same period a year earlier, excluding exchange rate fluctuations.

Press release

07.30.2014

The income statement benefited from the gradual drop in loan-loss and real-estate provisions. The quarterly average charge has been reduced by almost half since 2012, from €2.36 billion to €1.22 billion in Q2-14.

For the second quarter in a row, the BBVA Group’s NPA ratio fell, reaching 6.4% at the end of June, with a coverage of 62%. Excluding the real-estate activity, the BBVA Group’s NPA ratio stood at 4.5%, with a coverage of 63%. In the second quarter, net entries to NPAs fell 75.5% year-over-year.

Press release

07.30.2014

As for capital adequacy, BBVA’s core capital stood at 11.6% as of June 30th (a 10% ratio according to Basel III fully-loaded criteria), which is well above the minimum requirements.

In terms of business, gross lending to customers (€354.2 billion, -2.9% year-over-year) rose in South America, Mexico, Turkey and the U.S. In Spain, the pace of revenue growth continued to improve, although not enough to offset the overall drop. Customer deposits (€320.8 billion, +2.8% year-over-year) registered a positive trend, especially in current and savings accounts.

Below there is a breakdown by region, for developed markets (Spain and the U.S.) and emerging markets (Eurasia, Mexico and South America).

Revenue from the banking activity in Spain picked up thanks to customer activity. Net revenue grew in mortgage loans, financing for small businesses and, particularly, in consumer finance. Furthermore, in the first half, BBVA provided more than €43 billion in financing to businesses and SMEs and added 27,000 new companies as clients. Net interest income plus fee income –the indicator that best shows the banking revenue– posted a good performance totaling €1.32 billion in Q2 (+3.1% compared to Q1 and -1.7% vs. Q2-13). Net entries to NPAs were negative. The NPA ratio fell to 6.3% from 6.4% at the end of March, with coverage of 44% (41% at the end of March). This area’s net attributable profit totaled €608 million (-19.7% year-over-year). Net income from ongoing operations, excluding the effect of the re-insurance operation of the individual life-risk portfolio in 2013, rose 81.8%.

Press release

07.30.2014

As for the real-estate activity in Spain, net exposure to this sector (€13.8 billion) accumulated a drop of 11.5% since the end of 2012. BBVA sold 11,402 units between January and June, 15.6% more than a year ago. Non-performing assets continued to drop (-4.2% compared to the end of March). Losses incurred by this area narrowed 24.5% year-over-year, with an attributable result of €-216 million in the second quarter (€-446 million in the first half of 2014).

In the following paragraphs the percentage variations refer to constant exchange rates, to better explain the trend of businesses in regions that do not use the euro.

Lending in the United States jumped 13.1% and customer funds climbed 8.1%. Net interest income plus fee income grew at 5.3% year-over-year in the quarter, totaling €483 million. In the first half this area posted net attributable income of €196 million, up 0.6%. It is worth mentioning that BBVA Compass had the best reputation with customers, according to American Banker magazine’s annual survey in the U.S.

In Eurasia, Turkey showed an improved outlook in terms of lending, revenue, provisions, risk indicators and forex rates. In the first half of 2014, the region posted a profit of €362 million, 15.2% more than during the same period of 2013.

Mexico posted growth in lending (+10.2%) and customer funds (+12.1%). Revenue growth outpaced costs, as it registered a double-digit increase year-over-year between April and June. Net interest income plus fee income grew 11.8%, gross income 10.5%, and operating income 12.2%. The NPA ratio remained unchanged at 3.4%, with coverage of 113%. Net attributable income totaled €900 million in the first half, 12.5% more than the same period a year earlier.

Once again, South America’s activity and results continued to grow at a good clip. Lending increased 24.6% and customer funds rose 23.9%. In the second quarter, net interest income plus fee income rose 36.8%, gross income 24.3% and operating income 22.3%, all year-over-year. The NPA ratio fell to 2.1%, with a coverage ratio of 138%. This region posted a profit of €483 million in the first half, up 17.7%.

Contact:

Comunicación Corporativa

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information on BBVA, go to:

http://accionistaseinversores.bbva.com

Press release

07.30.2014

BBVA Group Highlights

(Consolidated figures)

	30-06-14	Δ%	30-06-13	31-12-13
Balance sheet (million euros)
Total assets	617,131	(0.2)	618,513	599,517
Loans and advances to customers (gross)	354,202	(2.9)	364,815	350,110
Deposits from customers	320,796	2.8	312,162	310,176
Other customer funds	108,841	14.3	95,533	99,213
Total customer funds	429,637	5.5	407,395	409,389
Total equity	46,867	(1.1)	47,398	44,850
Income statement (million euros)
Net interest income	7,038	(3.6)	7,302	14,613
Gross income	10,368	(4.8)	10,889	21,397
Operating income	5,093	(4.2)	5,317	10,196
Income before tax	2,109	14.1	1,848	2,750
Net attributable profit	1,328	(53.9)	2,882	2,228
Data per share and share performance ratios
Share price (euros)	9.31	44.4	6.45	8.95
Market capitalization (million euros)	54,804	48.5	36,893	51,773
Net attributable profit per share (euros)	0.23	(53.9)	0.50	0.39
Book value per share (euros)	7.98	(5.1)	8.40	8.00
P/BV (Price/book value, times)	1.2		0.8	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.8		13.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.7		16.4	6.0
ROA (Net income/average total asets)	0.52		1.06	0.48
RORWA (Net income/average risk-weighted assets)	0.93		2.02	0.91
Efficiency ratio	50.9		51.2	52.3
Risk premium	1.24		1.47	1.59
NPA ratio	6.4		5.5	6.8
NPA coverage ratio	62		68	60
Capital adequacy ratios (%)(1)
Core capital	11.6		11.3	11.6
Tier I	11.6		11.3	12.2
BIS II Ratio	14.7		13.5	14.9
Other Information
Number of shares (millions)	5,887	2.8	5,724	5,786
Number of shareholders	954,325	(6.4)	1,019,346	974,395
Number of employees(2)	109,450	(3.0)	112,786	109,305
Number of branches (2)	7,359	(2.7)	7,562	7,420
Number of ATMs(2)	21,283	5.6	20,153	20,415

Memorandum Item: this quarterly Information has not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and In accordance with Bank of Spain Circular 4/2004 and with Its subsequent amendments As regards the stake In the Garanti Group the information is presented as in previous periods and consolidated in proportion to the percentage of the Groups stake, see pages 47 and 48 for the reconciliation or the BBVA Group’s financial statements.

(1)	The capital ratios in 2014 have been calculated under the Basel III phased in regulations. For previous periods, the calculation was done in accordance with the Basel 11 regulations in force at the time.
(2)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations)(1)	30-06-14	Δ%	30-06-13	31-12-13
Net attributable profit	1,328	36.4	974	1,405
Net attributable profit per share (euros)	0.23	36.6	0.17	0.25
ROE	5.8		4.5	3.1
ROTE	6.7		5.5	3.8
ROA	0.52		0.44	0.35
RORWA	0.93		0.85	0.66

(1)	In 2013 it includes the results mom the pension business in Latin America inducing the capital gains from the sales the capital gains from the sale of BBVA Panama: the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain the equity accounted earrings from CNCB (excluding dividends together with the effect of the mark-to-market valuation of BBVA’S stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% or CNCB.

Press release

07.30.2014

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2014		2013
	2Q	1Q	4Q	3 Q	2Q	1Q
Net interest income	3,647	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	1,101	985	1,139	1,114	1,126	1,052
Net trading income	426	751	609	569	630	719
Dividend income	342	29	114	56	176	19
Income by the equity method	16	(14)	53	9	11	(1)
Other operating income and expenses	(215)	(90)	(353)	(113)	(153)	7
Gross income	5,317	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,662)	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,359)	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(1,017)	(959)	(1,134)	(1,042)	(1,080)	(1,00)
Depreciation and amortization	(286)	(279)	(295)	(283)	(279)	(276)
Operating income	2,655	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,073)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(298)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(191)	(173)	(382)	(198)	(172)	(287)
Income before tax	1,092	1,017	682	221	1,017	831
Income tax	(292)	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	800	744	568	208	756	626
Results from corporate operations	—	—	(1,245)	160	593	1,315
Net income	800	744	(677)	368	1,349	1,941
Non-controlling interests	(95)	(120)	(172)	(172)	(202)	(206)
Net attributable profit	704	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations)(2)	704	624	396	35	554	420
Basic earnings per share (euros)	0.12	0.11	(0.14)	0.03	0.20	0.30
Basic earnings per share (excluding results from corporate operations) (euros)(2)	0.12	0.11	0.07	0.01	0.09	0.07

(1)	Pro forma financial statements with the revenues and expenses of the Garand Group consolidated in proportion to the percentage of the Groups stake.
(2)	In 2013 It includes the results from the pension business In Latin America including the capital gains from their sale, the capital gains from the sale or BBVA Panama the capital gains generated by the reinsurance operation on the Individual life and accident insurance portfolio in Spain the equity-accounted earnings from CNCB (excluding dividends). together with the effect of the mark-to-market valuation of B8VA5 stake in CNCB following the new agreement concluded with the CITIC Group which included the sale of 5.1% or CNCB.

Press release

07.30.2014

Consolidated income statement (1)

(Million euros)

	1H14	Δ%	Δ% at constant exchange rates	1H13
Net interest income	7,038	(3.6)	10.3	7,302
Net fees and commissions	2,086	(4.2)	5.7	2,176
Net trading income	1,176	(12.8)	(3.9)	1,349
Dividend income	371	89.7	929	195
Income by the equity method	1	(85.5)	(78.2)	10
Other operating income and expenses	(305)	109.2	nm.	(146)
Gross income	10,368	(4.8)	6.0	10,889
Operating expenses	(5,275)	(5.3)	3.6	(5,572)
Personnel expenses	(2,734)	(6.1)	2.0	(2.912)
General and administrative expenses	(1,976)	(6.1)	4.3	(2,105)
Depreciation and amortization	(565)	1.7	9.4	(555)
Operating income	5,093	(4.2)	8.7	5,317
Impairment on financial assets (net)	(2,177)	(19.7)	(15.2)	(2,712)
Provisions (net)	(443)	48.9	67.6	(297)
Other gains (losses)	(365)	(20.6)	(19.9)	(460)
Income before tax	2,109	14.1	50.5	1,848
Income tax	(566)	21.1	60.3	(466)
Net income from ongoing operations	1,544	11.7	47.2	1,382
Results from corporate operations	—	—	—	1,908
Net income	1,544	(53.9)	(47.5)	3,290
Non-controlling interests	(215)	(47.3)	34.3	(408)
Net attributable profit	1,328	(53.9)	(49.2)	2,882
Net attributable profit (excluding results from corporate operations)(2)	1,328	36.4	84.2	974
Basic earnings per share (euros)	0.23			0.50
Basic earnings per share (excluding results from corporate operations) (euros)(2)	0.23			0.17

(1)	Pro forma financial statements with the revenues and expenses or the Garanti Group consolidated in proportion to the percentage of the Groups stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group which included the sale of 51% of CNCB.

Press release

07.30.2014

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2014	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management